Exhibit 99.5

SILVERCREST MINES INC.

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Superintendent of Securities (Prince Edward Island)

Superintendent of Securities (Newfoundland and Labrador)

August 27, 2015

RE:	Special Meeting of the shareholders of SilverCrest Mines Inc. (the “Company”) to be held on September 25, 2015 (the “Meeting”)

I, J. Scott Drever, Chief Executive Officer of the Company hereby certify that:

(a)	arrangements have been made to have proxy related materials for the Meeting sent, in compliance with National Instrument 54-101 (the “Instrument”), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)	arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a); and

(c)	the Company is relying on section 2.20 of the Instrument to abridge the time periods prescribed in subsections 2.2(1) and 2.5(1) of the Instrument.

SILVERCREST MINES INC.

per:

“J. Scott Drever”
J. Scott Drever
Chief Executive Officer